September 6, 2019

Todd B. Schull
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.
200 East Sandpointe
Suite 400
Santa Ana, CA 92707

       Re: TTM Technologies, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 000-31285

Dear Mr. Schull:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Gross Margin, page 42

1. We note your disclosure and quantification of capacity utilization. Please revise to describe how this measure is calculated and expand the discussion to include the underlying reasons for any significant fluctuations in the measure from period-to-period.
      Please provide revised draft disclosures in your response. Refer to Item 303(a)(3) of
      Regulation S-K.
 Todd B. Schull
FirstName LastNameTodd B. Schull
TTM Technologies, Inc.
Comapany 6, 2019
September NameTTM Technologies, Inc.
Page 2
September 6, 2019 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
(1) Nature of Operations and Summary of Significant Accounting Policies Revenue Recognition, page 66

2. You disclose you have long term contracts which service the aerospace and defense electronic market that you account for using the percentage of completion method. Please revise to include terms and methodologies used in this policy that comply with ASC 606, and tell us whether this policy is consistent with your policy in accounting for your PCB arrangements. Also, further clarify in your disclosures any significant differences between these long term contracts and the PCB arrangements. Please include revised draft disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services